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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                    PROLOGUE
                                    --------
                                (Name of Issuer)

                          $.001 par value common stock
                          ----------------------------
                         (Title of Class of Securities)

                                 --------------
                                 (CUSIP Number)

               Daniel K. Donahue, Esq., Preston Gates & Ellis LLP,
          1900 Main Street, Suite 600, Irvine, CA 92614; (949) 253-0900
          -------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 4, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Nolan K. Bushnell
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY          1,766,718 shares of the Company's outstanding common stock(1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                   1,766,718 shares of the Company's outstanding common stock(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,766,718 shares of the Company's outstanding common stock
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     20.2%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

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(1) Includes 1,576,082 shares held by the Bushnell Living Trust; 177,434 shares held by the Nolan K. Bushnell Insurance Trust, and 13,202 shares issuable upon exercise of a stock option held by Nancy Bushnell, wife of Nolan Bushnell. Mr. and Mrs. Bushnell are trustees of the Bushnell Living Trust. Mrs. Bushnell is a trustee of the Nolan K. Bushnell Insurance Trust. The voting power and dispositive power for the shares are held by the trustees of each of the trusts.

(2) On November 21, 2003, the Company, uWink, Inc., a Delaware corporation ("uWink"), and the majority stockholders of uWink entered into that certain Securities Purchase Agreement and Plan of Reorganization (the "Agreement"), whereby the Company agreed to issue one share of its common stock to each uWink shareholder for every 3.15611 shares of uWink common stock transferred to the Company by such shareholder (the "Reorganization"). Percentage is computed using a denominator of 8,712,093 shares of common stock outstanding, which is the total number of shares outstanding assuming the acquisition of all of the shares of uWink capital stock outstanding in subsequent closings of the Reorganization pursuant to terms of the Agreement.


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ITEM 1. SECURITY AND ISSUER.

         The class of equity security to which this schedule applies is the $.001 par value common stock of Prologue, a Utah Corporation (the "Company"). The Company's principal executive offices are located at 5443 Beethoven Street, Los Angeles, California 90066.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) and (f) This schedule is filed on behalf of Nolan K. Bushnell, who serves as the Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer of the Company. Mr. Bushnell's business address is 5443 Beethoven Street, Los Angeles, California 90066. Mr. Bushnell is a citizen of the United States.

         (d) and (e) During the last five years, Mr. Bushnell has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. and Mrs. Bushnell, as trustees of the Bushnell Living Trust, acquired 1,576,082 shares of common stock of the Company in consideration of the trust's contribution of 4,974,288 shares of common stock of uWink. Mrs. Bushnell, as trustee of the Nolan K. Bushnell Insurance Trust, acquired 177,434 shares of common stock of the Company in consideration of the trust's contribution of 560,001 shares of common stock of uWink.

         uWink's Employee Stock Option Plan was assumed by the Company in connection with the Reorganization pursuant to the terms of the Agreement. The option to purchase 31,685 post-Reorganization shares of Common Stock of the Company was granted to Mrs. Bushnell on November 15, 2002. The option vests in 36 equal monthly installments, with an initial six month cliff. As of December 16, 2003, 11,442 shares were vested and immediately exercisable. An additional 1,760 shares will vest and become exercisable in the next 60 days. The exercise price is $0.32 per share.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Bushnell acquired the securities as a means of effecting Reorganization pursuant to the terms of the Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Bushnell is the beneficial owner of 1,766,718 shares of common stock, which represents approximately 20.2% of the Company's issued and outstanding common stock.

         (b) & (d) Mr. Bushnell shares voting power over the shares with his wife, Nancy Bushnell. They have the right to receive the dividends from, and the proceeds from the sale of, these shares. Mrs. Bushnell is an employee of the Company. Mrs. Bushnell's business address is 5443 Beethoven Street, Los Angeles, California 90066. Mrs. Bushnell is a citizen of the United States. During the last five years, Mrs. Bushnell has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

         (c) Mr. Bushnell has not engaged in any transaction in the securities of the Company during the preceding 60 days other than those transactions disclosed herein.

         (e) Not applicable.


                                       4
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Securities Purchase Agreement and Plan of Reorganization dated November 21, 2003, by and among the Company, uWink and the stockholders of uWink (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on or about December 8, 2003).


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ITEM 8. SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  December 19, 2003                  /s/ Nolan K. Bushnell
                                           --------------------------------
                                           NOLAN K. BUSHNELL



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